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THE E.W. SCRIPPS COMPANY                                                                                          EXHIBIT 12
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
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( in thousands )
                                                                   September 30,                   Years ended December 31,
                                                                 1995        1994         1994           1993           1992
EARNINGS AS DEFINED:
Earnings from operations before income taxes after eliminating
  undistributed earnings of 20%- to 50%-owned affiliates         $   125,502  $  163,722   $  185,611   $  209,278   $  165,366
Fixed charges excluding capitalized interest and preferred stock
  dividends of majority-owned subsidiary companies                    11,293      16,074       20,966       30,240       38,150

Earnings as defined                                              $   136,795  $  179,796   $  206,577   $  239,518   $  203,516

FIXED CHARGES AS DEFINED:
Interest expense, including amortization of debt issue costs     $     8,623  $   12,934   $   16,274   $   26,397   $   33,792
Interest capitalized                                                     270                                    66        4,458
Portion of rental expense representative of the interest factor        2,670       2,418        3,696        3,181        3,920
Preferred stock dividends of majority-owned subsidiary
  companies                                                               60          60           80           82          119
Share of interest expense related to guaranteed debt
  of a 50%-owned affiliated company                                                  722          996          662          438

Fixed charges as defined                                         $    11,623   $  16,134   $   21,046   $   30,388   $   42,727

RATIO OF EARNINGS TO FIXED CHARGES                                     11.77       11.14         9.82         7.88         4.76
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